UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


15007883

FORM 11-K


SEC MAIL
PROCESSING
RECEIVED
JUN 2 6 2015
WASH, D.C.
189
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents


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Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

Plan Administrator

The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.


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Building a better working world

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

McLean, Virginia
June 26, 2015

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
Assets		
Cash:	$ 1,751,653	$ 1,984,018
Investments at fair value:		
Gannett Co., Inc. common stock	348,812,452	326,864,265
Other investments	1,244,130,988	1,225,272,904
Total investments	1,592,943,440	1,552,137,169
Receivables:		
Employer contribution	7,433,993	8,485,528
Interest and dividends	2,277,571	2,425,549
Due from broker, net	2,149,112	2,483,842
Note receivables from participants	20,120,167	21,167,056
Total receivables	31,980,843	34,561,975
Total assets	1,626,675,936	1,588,683,162
Liabilities		
Other payables	450,570	408,385
Total liabilities	450,570	408,385
Net assets available for benefits, at fair value	1,626,225,366	1,588,274,777
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,589,389)	(2,085,319)
Net assets available for benefits	$1,624,635,977	$1,586,189,458

See accompanying notes

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2014
Contributions:	
Employer, net	$ 43,473,686
Employee	62,759,556
Rollovers	4,747,990
Total contributions	110,981,232
Interest income on notes receivable from participants	845,001
Investment income:	
Interest and dividends	22,984,663
Net appreciation in fair value of investments	94,911,794
Total investment income	117,896,457
Total additions	229,722,690
Benefits paid to participants	(187,956,456)
Administrative expenses	(3,319,715)
Total deductions	(191,276,171)
Net increase	38,446,519
Net assets available for benefits:	
Beginning of year	1,586,189,458
End of year	$ 1,624,635,977

See accompanying notes

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (the Trust) with Northern Trust (the Trustee). Xerox HR Solutions, LLC, served as the record-keeper until May 31, 2015. Effective June 1, 2015 Vanguard Fiduciary Trustee Company was appointed as record-keeper of the Plan. Charles Schwab is the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment options which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and a suite of target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 6,000 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions for 2014 and 2013 were $2,016,575 and $1,911,485, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. In 2014 and 2013, the Plan recognized additional employer contributions (transition credits) of $7.4 million and $8.5 million, respectively, for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. In 2014 and 2013, the employer match was generally funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurements.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statements of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company. No traditional GICs were held as of December 31, 2014.

Synthetic GICs (or "Stable Value Funds") are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the investment contracts was 1.58% and 1.80% during the years ended December 31, 2014 and 2013, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.15% and 1.38% during the years ended December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to the Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Interest income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, (ASU 2015-07). ASU 2015-07 amends ASC 820, *Fair Value Measurements and Disclosures*, removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2015. The amendments have not been early adopted by the Plan. The Plan administrator does not believe the adoption of ASU 2015-07 will have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated on January 19, 2015. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

NOTE 3 - TAX STATUS (continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2014	December 31, 2013
Gannett Co., Inc. common stock	348,812,452	326,864,265
Vanguard S&P 500 Fund	146,173,335	127,920,959
Dodge & Cox Balanced Fund	126,243,259	122,031,449
American EuroPacific Growth Fund	87,239,889	102,460,817
PIMCO Total Return Fund	*	84,458,074

*Balance did not exceed 5% in 2014

A summary of net appreciation during the year ended December 31, 2014 was:

	Year Ended December 31, 2014
Mutual funds	$ 27,049,717
Common stock - Gannett Co., Inc.	25,652,506
Target maturity funds	18,038,112
Index funds	17,258,829
Large cap growth	5,711,083
Self-directed brokerage accounts	1,201,547
Net appreciation in investments	$ 94,911,794

NOTE 5 - RELATED PARTIES

The Plan sponsor is a related party. At December 31, 2014 and 2013, the Plan held an investment of 10,924,286 and 11,050,178 shares of Gannett Co., Inc. common stock, respectively. This is a non-participant directed investment therefore qualifies as an exempt party-in-interest transaction.

The fair market value of the common stock at December 31, 2014 and 2013 was $348,812,452 (21% of net assets) and $326,864,265 (21% of net assets), respectively. As of December 31, 2014 and 2013, the Plan recorded dividend income from this investment of $8,853,902 and $8,912,535, respectively.

Certain Plan investments are shares of a short term investment fund managed by Northern Trust. Northern Trust is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Northern Trust for investment management services related to this short term investment fund for the year ended December 31, 2014.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,624,635,977
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2014	1,589,389
Net assets available for benefits per the Form 5500	$1,626,225,366

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (d) of Form 5500 Schedule H. Part II, for the year ended December 31, 2014 is presented below.

Total additions reported in the financial statements	$229,722,690
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(2,085,319)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	1,589,389
Add: Qualified Plan Rollover Disbursements for the year ended December 31, 2014	4,379,496
Total additions reported on Form 5500	$233,606,256

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related future cash flows utilizing current yields of market instruments with comparable durations considering the credit-worthiness of the issues. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only.

NOTE 8 – FAIR VALUE MEASUREMENTS (continued)

In determining the reasonableness of the methodology, Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data (for example, swap curve rate).

Stable Value Funds: Are plan investment options comprised of separate accounts holding wrap contracts and underlying fixed income investments as well as investments in money market instruments. The fair value of the wrap contracts represents the difference between the replacement cost and the contractual cost of the contracts, and is calculated using a discounted cash flow model which considers recent fee bids as determined by the current contract issuers, and an appropriate discount rate matched to the duration of the underlying portfolio securities. The replacement bids are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement.

The underlying fixed income assets are commingled funds which are valued using the Net Asset Value of units or interests in such funds, which is determined in accordance with the terms of such funds by the sponsor of such commingled funds; however, the fund unit NAV is based on underlying fixed income investments which are traded on an active market as defined below under “Maturity Funds”, and are therefore classified as Level 2 assets. The fair value of synthetic guaranteed investment contracts, also known as wrap contracts, is not significant to the financial statements and has not been separately presented.

Index funds and target maturity funds: Valued at the net asset value (NAV) established by the fund manager on a daily basis. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common stock:				
Gannett Co., Inc. company stock	$ 348,812,452	$ -	$ -	$ 348,812,452
Large cap growth	62,876,345	-	-	62,876,345
Collective trust funds:				
Target maturity fund [(a)]	-	265,090,744	-	265,090,744
Stable value funds [(b)]	-	172,424,680	-	172,424,680
Index funds	-	159,244,874	-	159,244,874
Liquidity fund	-	13,829,787	-	13,829,787
Mutual funds	552,034,933	-	-	552,034,933
Self-directed brokerage account	18,629,625	-	-	18,629,625
Total assets at fair value	$982,353,355	$610,590,085	$ -	$1,592,943,440

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stock:				
Gannett Co., Inc. company stock	$326,864,265	$ -	$ -	$ 326,864,265
Large cap growth	62,374,577	-	-	62,374,577
Guaranteed investment contracts	-	-	8,599,190	8,599,190
Collective trust funds:				
Target maturity fund [(a)]	-	246,338,018	-	246,338,018
Stable value funds [(b)]	-	178,883,676	-	178,883,676
Index funds	-	133,799,051	-	133,799,051
Liquidity fund	-	21,983,156	-	21,983,156
Mutual funds	554,602,402	-	-	554,602,402
Self-directed brokerage account	18,692,834	-	-	18,692,834
Total assets at fair value	$962,534,078	$581,003,901	$8,599,190	$1,552,137,169

As of December 31, 2014 investments with a market value of $7,791,440 were classified as level 2 index funds within the fair value hierarchy. These investments were classified as level 1 mutual funds as of December 31, 2013 and had a market value of $6,331,922 at December 31, 2013. This transfer resulted from a review of classification changes made by the Trustee.

(a) Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Developed Real Estate securities, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments are based upon a three-level hierarchy for fair-value measurements based upon U.S. GAAP disclosure requirements. Investments in the underlying components are valued at their Net Asset Value each business day.

NOTE 8 – FAIR VALUE MEASUREMENTS (continued)

(b) This class includes common/collective trust funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated using the net asset value per share.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2014:

Guaranteed Investment Contracts		
Balance, beginning of year	$	8,599,190
Total gains or losses (realized or unrealized) including changes in net assets		(324,238)
Purchases		360,136
Sales		(8,635,088)
Balance, end of year	$	-

The fair value of guaranteed investment contracts is determined annually for financial statement reporting purposes only, as no guaranteed investment contracts were held as of December 31, 2014, a fair value assessment was not performed.

The following table represents the Plan's level 3 financial instruments as of December 31, 2013, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

December 31, 2013

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contract	$8,599,190	Discounted cash flow	Swap yield rates Duration Payout date Payout percentage	0.58% 0.5 – 1.0 years 6/30/14 – 12/31/14 50% - 100%	0.75%

NOTE 9 – TRANSITION OF PLAN BALANCES

In August 2014, Gannett announced a plan to separate into two publicly traded companies (the "Spin-off"). Gannett Co., Inc. (currently "Gannett SpinCo, Inc.") will comprise of the publishing business and TEGNA Inc. (currently "Gannett Co., Inc.") will comprise of the broadcast/digital businesses. The separation is expected to be completed on June 29, 2015.

On May 28, 2015, in anticipation of the Spin-off, the Plan administrator authorized the Plan balances for certain current and former employees to be transferred to the TEGNA 401(k) Savings Plan (formerly the "Belo Savings Plan"). This transfer was completed on June 15, 2015. The Plan was also amended and restated by the Plan administrator on May 28, 2015.

NOTE 9 – TRANSITION OF PLAN BALANCES (continued)

Effective as of the date of the Spin-off, Gannett SpinCo, Inc. will assume the Plan and its related trust. Upon such assumption, TEGNA Inc. and its affiliates shall cease to participate in the Plan. The transferred participants will continue participation in a successor plan, the TEGNA 401(k) Savings Plan.

NOTE 10 – SUBSEQUENT EVENTS

The Plan was amended by the Plan administrator on June 22, 2015.

Supplemental Schedule

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$325,601,480	$	348,812,452
Northern Trust Short Term Investment Fund*	Liquidity Fund		$	13,829,787
Prudential Insurance Company	Stable Value Fund			
GA-62387	1.47%			
Dwight 2014	Fixed income		$	2,348,843
Dwight 2015	Fixed income			9,546,687
Dwight 2016	Fixed income			14,722,658
Dwight 2017	Fixed income			13,104,656
Dwight 2018	Fixed income			13,674,834
Dwight Intermediate Core Funds	Fixed income			16,725,554
State Street Bank	Stable Value Fund			
107094	1.55%			
Dwight 2014	Fixed income			1,694,883
Dwight 2015	Fixed income			7,235,738
Dwight 2016	Fixed income			10,238,308
Dwight 2017	Fixed income			9,421,868
Dwight 2018	Fixed income			9,859,951
Dwight Intermediate Core Funds	Fixed income			12,673,363
Monumental	Stable Value Fund			
AEGON MDA00961TR State	1.55%			
Dwight 2014	Fixed income			1,696,648
Dwight 2015	Fixed income			7,243,271
Dwight 2016	Fixed income			10,248,967
Dwight 2017	Fixed income			9,431,677
Dwight 2018	Fixed income			9,870,216
Dwight Intermediate Core Funds	Fixed income			12,686,558
Total Fixed Income			$	172,424,680
Participant Loans *	Interest rate on loans is 4.25% with a max credit term of 60 months		$	20,120,167

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
AllianceBernstein	Target Maturity Fund – 2005		$	2,115,495
AllianceBernstein	Target Maturity Fund – 2010			2,243,046
AllianceBernstein	Target Maturity Fund – 2015			20,489,991
AllianceBernstein	Target Maturity Fund – 2020			46,885,460
AllianceBernstein	Target Maturity Fund – 2025			57,870,450
AllianceBernstein	Target Maturity Fund – 2030			43,479,752
AllianceBernstein	Target Maturity Fund – 2035			34,863,361
AllianceBernstein	Target Maturity Fund – 2040			25,166,674
AllianceBernstein	Target Maturity Fund – 2045			19,861,279
AllianceBernstein	Target Maturity Fund – 2050			9,619,678
AllianceBernstein	Target Maturity Fund – 2055			2,495,558
Total Target Maturity Funds			$	265,090,744
American EuroPacific Growth Fund	Mutual Fund		$	87,239,889
Delaware Pooled Large Cap Equity Growth	Mutual Fund			35,121,866
Dodge & Cox Balanced Fund	Mutual Fund			126,243,259
Dreyfus Cash Management Fund	Mutual Fund			39,699,978
Pimco Total Return Fund	Mutual Fund			80,248,740
Vanguard S&P 500 Fund	Mutual Fund			146,173,335
NFJ Div Value	Mutual Fund			28,162,342
Cramer Rosenthal McGlynn	Mutual Fund			3,032,308
Wasatch	Mutual Fund			3,166,464
PIMCO All Asset Inst	Mutual Fund			2,946,752
Total Mutual Funds			$	552,034,933
BlackRock Russell 1000 Growth Index	Index Fund		$	67,896,750
BlackRock Russell 1000 Value Index	Index Fund			56,530,749
BlackRock Bond Index	Index Fund			6,581,323
Blackrock 2500 Ind	Index Fund			6,178,079
BlackRock International Equity Index	Index Fund			4,458,816
Capital Guardian Emerging Market Equity	Index Fund			3,332,624
Urdang SEC Mgt Reit	Index Fund			14,266,533
Total Index Funds			$	159,244,874

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Abbott Lab Com	Common Stock		$ 745,081
ADR Alibaba Group HLDG LTD	Common Stock		446,942
ADR ARM HLDS PLC Sponsored ISIN	Common Stock		361,140
ADR Baidu Inc Sponsored ADR	Common Stock		576,764
ADR BP P L C Sponsored ADR	Common Stock		1,141,503
ADR Royal Dutch Shell PLC Sponsored ADR REPSTG A SHS	Common Stock		834,331
Abbvie Inc com	Common Stock		405,728
Adobe Sys Inc Com	Common Stock		479,820
AE Com	Common Stock		445,771
Alexion Pharmaceuticals Inc Com	Common Stock		662,407
Amazon Com Inc Com	Common Stock		488,801
American Express Co	Common Stock		437,288
American International Group Inc Com	Common Stock		894,760
American Tower Corp	Common Stock		602,985
Amgen Inc Com	Common Stock		525,657
Apple Inc Com Stk	Common Stock		1,670,049
Applied Material Inc Com	Common Stock		463,512
Avnet Inc Com	Common Stock		1,127,124
Axis Capital Holdings Ltd Com	Common Stock		719,092
Baker Hughes Inc Com	Common Stock		385,481
Bank of America Corp	Common Stock		1,026,439
Baxter Intl Inc Com	Common Stock		566,165
Biogen IDEC Inc Com Stk	Common Stock		699,267
Blackrock Inc Com Stk	Common Stock		373,650
Celgene Corp Com	Common Stock		928,438
Cerner Corp Com	Common Stock		413,824
Chipotle Mexican Grill Inc Com Stk	Common Stock		397,016
Cigna Corporation	Common Stock		967,354
Citigroup Inc Com New Com New	Common Stock		1,006,284
Cognizant Tech Solutions Corp CL A	Common Stock		431,812
Comcast Corp New-CL A	Common Stock		452,478
Costar Group Inc Com	Common Stock		308,498
Costco Wholesale Corp New Com	Common Stock		354,375
CVS Health Corp Com	Common Stock		447,842
Danaher Corp Com	Common Stock		379,695
Delta Air Lines Inc Del Com New Com New	Common Stock		565,685
Dollar Gen Corp New Com	Common Stock		367,640
Ebay Inc Com USD0.001	Common Stock		202,032
Ecolab Inc Com	Common Stock		329,238
Envision Healthcare Hldgs Inc Com	Common Stock		277,520
Exxon Mobil Corp Com	Common Stock		681,819
Facebook Inc CL A CL A	Common Stock		702,180
Ford Motor Co Del Com	Common Stock		463,450
Franklin Res Inc Com	Common Stock		411,122
Gilead Sciences Inc	Common Stock		725,802
Goldman Sachs Group Inc Com	Common Stock		823,778
Google Inc CL A	Common Stock		644,752

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Google Inc Com CL C	Common Stock	$	639,576
Hewlett Packard Co Com	Common Stock		1,078,494
Hilton Worldwide Hldgs Inc Com	Common Stock		571,371
Honeywell Intl Com	Common Stock		609,512
Hospitality PPTYS TR Com	Common Stock		246,729
Intel Corp Com	Common Stock		610,579
Interpublic Group Companies Inc Com	Common Stock		628,812
JPMorgan Chase & Co Com	Common Stock		666,477
Lamar Advertising Co New Cl A	Common Stock		891,765
LendingClub Corp Com	Common Stock		30,360
Liberty Global PLC USD0.01 A	Common Stock		599,044
Linkedin Corp CL A	Common Stock		666,159
Mastercard Inc CL A	Common Stock		715,128
McKesson Corp	Common Stock		781,539
Metlife Inc Com Stk USD0.01	Common Stock		713,988
MGM Resorts International Com	Common Stock		111,176
Microsoft Corp Com	Common Stock		577,141
Monsanto Co New Com	Common Stock		788,502
Morgan Stanley Com Stk USD0.01	Common Stock		1,321,140
News Corp New CL A CL A	Common Stock		299,287
News Corp New CL B CL B	Common Stock		440,336
Nielsen N.V.	Common Stock		379,310
Nike Inc CL B	Common Stock		682,665
Omnicom Group Inc Com	Common Stock		644,938
On Semiconductor Corp Com	Common Stock		1,025,926
Oracle Corp Com	Common Stock		748,751
Owens Corning New Com Stk	Common Stock		444,939
Parker-Hannifin Corp Com	Common Stock		651,197
Partnerre Hldg Ltd Com Stk	Common Stock		416,574
PNC Financial Services Group Com Stk	Common Stock		824,902
PPG Ind Inc Com	Common Stock		346,725
Precision Castparts Corp Com	Common Stock		570,886
Salesforce Com Inc Com Stk	Common Stock		474,480
SBA Communications Corp CL A Com	Common Stock		559,338
Servicenow Inc	Common Stock		325,680
Splunk Inc Com	Common Stock		170,955
Staples Inc Com	Common Stock		784,596
Starbucks Corp Com	Common Stock		590,760
State Str Corp Com	Common Stock		706,500
Superior Energy Svcs Inc Com	Common Stock		512,314
Terex Corp New Com	Common Stock		549,236
Tesla Motors Inc Com	Common Stock		289,133
Texas Instruments Inc Com	Common Stock		352,869
The Priceline Group Inc	Common Stock		843,755
TRW Automotive Hldgs Corp	Common Stock		581,103
Twenty-First Century Fox Inc CL A	Common Stock		814,186
Twitter Inc Com	Common Stock		211,633

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
UBS AG Com	Common Stock		$ 617,636
ULTA Salon Cosmetics & Fragrance Inc	Common Stock		421,872
Under Armor Inc CL A	Common Stock		169,750
Union Pac Corp Com	Common Stock		1,369,995
UnitedHealth Group Inc Com	Common Stock		596,431
Vertex Pharmeceuticals Inc Com	Common Stock		225,720
Visa Inc Com CL A Stk	Common Stock		1,494,540
Voya FINL Inc Com	Common Stock		648,414
Walt Disney Co	Common Stock		470,950
Whole Foods Mkt Inc	Common Stock		368,066
Workday Inc CL A Com USD0.001	Common Stock		334,601
Zoetis Inc Com USD0.01 CL 'A'	Common Stock		305,513
Total Large Cap Growth Funds			$62,876,345
Charles Schwab	Self-Directed Brokerage Account		$18,629,625
Total Investments			$ 1,613,063,607

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Gannett Co., Inc. 401(K) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 26, 2015

By: 
Kevin Lord
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm


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Ernst & Young LLP
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Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-163576 and 333-154846) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the Plan) of our report dated June 26, 2015, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

Ernst & Young LLP

McLean, Virginia
June 26, 2015